December 2, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Marion Graham
Mitchell Austin
Ryan Rohn
Stephen Krikorian

Re:	Rain Enhancement Technologies Holdco, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 2, 2024
File No. 333-283425

Ladies and Gentlemen:

On behalf of our clients, Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), and Rain Enhancement Technologies, Inc., a Massachusetts corporation (“RET”), we are writing to submit Holdco’s and RET’s joint responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”), conveyed orally by the Staff on December 2, 2024 (the “Oral Comment”), with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 filed on December 2, 2024 (the “Registration Statement”).

Holdco and RET have publicly filed via EDGAR Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”), which reflects Holdco’s and RET’s response to the Oral Comment and certain updated information. For ease of reference, the Oral Comment is printed below in bold and is followed by the response. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

1.	Please file updated auditor consents.

Response: In response to the Staff’s comment, Holdco and RET have filed as Exhibits 23.1 23.2, 23.3, and 23.4 to Amendment No. 3 the updated consents of WithumSmith+Brown, PC and RBSM LLP, each dated December 2, 2024.

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United States Securities and Exchange Commission

December 2, 2024

Please do not hesitate to contact Stephen Doyle of TCF Law Group, PLLC at (617) 848-9250 or SDoyle@tcflaw.com with any questions or comments regarding this letter.

Sincerely,

/s/ TCF Law Group, PLLC

cc:	Paul Dacier, President

Harry You, Coliseum Acquisition Corp.
Joel Rubinstein, White & Case LLP

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